ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

January 31, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Tracey Smith, Mr. Terence O’Brien, Ms. Era Anagnosti and Mr. Craig Slivka

Re: Allied Technologies Group, Inc.

Registration Statement on Form S-1/A,

Filed on January 17, 2011

Filing No. 333-178472

Dear Ms. Era Anagnosti and Mr. Craig Slivka:

Further to your letter dated January 27, 2012, concerning the deficiencies in Registration Statement on Form S-1/A filed on January 17, 2012, we provide the following responses:

Agreement, page 29

1. SEC Comment: We note your response to comment 14in our letter dated January 10, 2012. Please tell us what, if any, impact the revocation of Star Guide’s business entity status has on its agreement with the company. If material, please revise your disclosure accordingly.

Response: The revocation of Star Guide's business entity status has no impact on the agreement signed on November 17th, 2011 between Allied Technologies Group, Inc. and Star Guide, Inc. and has no material effect as the first revenue of $2,000 for consulting services provided in December has been already recognized and January consulting services will be invoiced at the end of January, regardless of Star Guide's business entity status.

Exhibit 23.1

2. SEC Comment: Please include as an exhibit an updates consent from Silberstein Ungar, PLLC as the consent needs to be dates within 30 days of effectiveness.

Response: In response to this comment an updated consent from Silberstein Ungar, PLLC was provided as requested.

Please direct any further comments or questions you may have to the company's attorney, W. Scott Lawler at:

W. Scott Lawler

Attorney at Law

4960 S. Gilbert Ave., Ste. 1-11

Chandler, AZ 85249

Tel: (602) 466-3666

Fax: (602) 633-1617

Thank you.

Sincerely,

/S/ Ihar Yaravenka

Ihar Yaravenka, President